Entrepreneur

Name: Dale Galbraith
UUID: 40457652
Background: Devoted to the awesomeness of values-driven and principled entrepreneurship, which focuses on the fragile balance between profit and conscience. The challenges of creating a business and building it into a successful entity are vast. No one person has all the answers but understanding that the core business should support social impact, and that the social impact must be designed to support the core business – particularly on business terms, is a necessary pillar for a successful business.
Location: Arizona

Social Connections

Facebook: http://www.facebook.com/https://www.facebook.com/dale.galbraith.1
Twitter: http://www.twitter.com/https://twitter.com/1critcalelement
LinkedIn: http://www.linkedin.com/https://www.linkedin.com/in/dale-galbraith-09950427/

Pitch Story

Title of your pitch: ZAMii Clean Cleaning Americas Carpets & Upholstery
Short introduction of your pitch: ZAMii Clean is refreshing a dull and unimaginative business by blending superior service with humor, a sports theme and social media savvy.
Your pitch story: What do Friday Night Lights, the Stanley Cup, the Super Bowl, March Madness or the World Cup of Soccer mean to you? Are you inspired each time you think of these sporting events? Do they jack you up and give you added confidence? They do to us. That's in part because sports teach us important life lessons aside from victory or defeat. Persistence, mental toughness, achieving goals, fitness, and peak function are just a few.   Values-Driven entrepreneurship shares many of the same traits prominent in sport, not the least of which is persistence and integrity. In our view, entrepreneurship adds another element - Creativity. We believe that great entrepreneurs are a unique combination of high-level athletes, poets and artists, and great thinkers. Watching an entrepreneur successfully maneuver within the challenging environment that is business is no less a gift than that of any professional athlete or creative Guinness. The

creativity and dexterity required in business mirrors that of any sport save for the playing field. That's where the rules change dramatically. Few venture down this road, for good reason. But for those who do, the rewards are exceptional. As entrepreneurs and business owners we've envisioned ZAMii Clean Carpet & Upholstery Cleaning and given it an excellent start. Management has established a solid corporate structure and firm business strategy. Our early marketing and due-diligence data suggests a huge market is available for expansion, particularly as it relates to ZAMii Cleans sports angle.   Our expansion model includes franchise opportunities available to like minded individuals looking to be a part of our exciting vision. We invite you to join Zamii Clean USA. Help clean Americas carpets and upholstery as part of our growing team.
Which category does your pitch belong to: Household

Target Market

Target market: Our target market is as vast as our imaginations. Each home, office and apartment complex in North America are potential clients for carpet cleaning services. We see no age restrictions or barriers to entry in either of these markets. Statistics indicate that the current revenue generated in 2016 from carpet cleaning in the USA alone was $3.6 B. This is expected to reach $3.8 B by 2020. As an early stage strategy, Zamii Cleans primary target market will be home carpet and upholstery cleaning. Statistically, pride of home ownership suggests this group is more likely to engage in regular carpet care. There is also a correlation between home carpet cleaning and price per clean. Home carpet and upholstery cleaning supports a more robust price point than office or apartments. This price point is additionally supported with the likelihood of add-on services such as area rugs, sofas, chairs and newer to the market, pet friendly cleaning solutions. A secondary, but no less important market is the office building and apartment segment. A view of this market indicates the need for ongoing carpet cleaning services. Office and apartment buildings typically require regular cleaning schedules, thereby offering a dependable and consistent revenue stream. In order to reach these markets, Zamii Clean will utilize heavy marketing in the following mediums: - Direct mail flyers - Social media such as Facebook, Twitter and Instagram. Our initial focus is tried and true marketing of Zamii Clean via direct mail flyers. This approach continues to offer the best return. However, simply employing a mail drop flyer is not sufficient in today's social media heavy world. Therefore, as an important support to this approach an equally focused social media campaign will follow each mail drop.

Production plan

Production location: North America

Production plan: As entrepreneurs and business owners we've envisioned ZAMii Clean and given it an excellent foundation. We've set in place a solid corporate structure and fully executable business strategy. Our early marketing and testing suggest a huge market is available for expansion, particularly as it relates to ZAMii Cleans sports angle. This expansion envisions offering franchises of Zamii Clean throughout North America. We estimate a solid revenue trajectory beginning with year one. Our expansion strategy foresees Zamii Clean adding up to 30 additional "Mobile-Carpeteer" vans into cities throughout the upper west USA and Canada within the second year of operations. Sourcing quality individuals who express interest in our franchise opportunity will begin upon placement and operation of our first mobile carpet and upholstery cleaning van. From a strategic perspective the first Zamii Clean USA van will be located in the Pacific North West. This area has a vibrant economy and supports our identified home ownership demographic. Meeting demand as we grow into a particular market will be achieved by adding additional mobile vans once the revenue stream of the territory in question reaches a threshold based on two metrics. The first is average revenues of $20K per van for 3 consecutive months and or averaging 70 cleans per month for the same 3 month period. Once a saturation point is achieved within a territory, the company will expand services to create additional revenues.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.

Description: We thoroughly understand the mobile carpet cleaning business to be a mature industry, therefore barriers to entry, although not significant, are notable. The industry is saturated with small mom and pop entities. The mom and pop entities have dotted the mobile landscape for decades and combined have approximately 75% of the current mobile carpet business. The remaining 25% is dominated by larger well-established firms. We see this as an advantage. Our research indicates that entering the industry as a multi-fleet startup is an achievable scenario. There are few 5 ~ 10 unit entities within the mobile carpet cleaning industry, thus allowing a foot-hold for future expansion. We assess additional risks as follows: • Substantial money must be spent on branding and name recognition prior to significant revenues being achieved. • There is no guarantee that success in one geographic area will result in similar success in other areas. Accordingly, proper research and marketing must be conducted in advance of entering targeted markets. • As a mature market, there is little room to increase pricing. Therefore, margins are and will remain narrow. This puts added pressure on firms to recognize the importance of customer service. • There is a general trend in the industry to discount prices on a regular basis, particularly during major holidays. • Training and retention of quality Carpeteers is also an ongoing challenge.

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: Yes

Third party transactions description: The Company currently has a balance of $1,725.00 of interest-free loan owed to a related party, Zambonii Carpet Cleaning Inc., which is the parent company of the Company, and will be repaid at the sooner of two events: Upon the successful minimum capital raised or upon the first date of profitability of the Company.

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: An entrepreneur minded team looking to grow ZAMii Clean into a multi-million dollar North American Carpet and Upholstery cleaning entity.

Spending Plan

Number of current employees including yourself: 2

Percentage of your raise will pay salaries: 23%

Spending plan: We have a strong expectation of our customer service. A key metric to the success of ZAMii will be our superior service. Therefore, our early use of funds focuses on the service and branding pillar of our operations. The ZAMii Clean use of funds are as follows: $35K - to initial G&A. Success for ZAMii relies on superior support services for bookings and follow-ups. This cost allows for two in-office staff dedicated to these primary functions. Customer SERVICE, Customer SERVICE, Customer SERVICE must be our focus! $33K – for deposits to secure 3 additional fully-equipped vans (includes logo wrap and vehicle and liability insurance). This includes the installation of state of the art mobile cleaning equipment. The deposits allow us to lease each van. The total value of one van with equipment is approximately $80K. Monthly lease payments are $1,282.00/month. ZAMii's first van is a 2017 GMC Savannah 3500. These are the preferred vans at this stage. $10K – for carpeteer training and full uniform set up for up to 4 new carpeteers. This expense will be spread out over four months. $25K – utilized for setting up ZAMii's North American offices. Includes initial rent, office equipment and tenant improvements if required. $35K – utilized for initial website designs and enhanced web-based CRM and software plus social media, ZAMii merchandise and marketing campaign. Brand recognition is vital to the successful launch of ZAMii and cannot be overlooked or under-valued. This cost also allows ZAMii to secure a dedicated marketing and social media person. $7.5K - Funding of portal fee. $4.5K - Investor credit/debit fees.

Spending plan of extra investment: $33K – for deposits on three additional fully-equipped ZAMii approved mobile carpet cleaning vans. As noted in our initial use of funds outline, this capital will be utilized to support deposits for the vans and will include vehicle and liability insurance. $15K – will be expensed to facilitate legal requirements. We anticipate accelerating our plans to advance the business strategy toward a franchise model. This focus will require that we engage qualified legal expertise in this area. These initial costs will provide us with the necessary knowledge and framework to advance the decision. Additionally, because ZAMii will be a North American entity, we recognize that doing business in both Canada and USA will require legal representation in both countries. $10K – will be utilized for the additional expected travel required to expand the business into selected cities within our accelerated expansion plan area. We anticipate being able to drive to many of these locations, however, over time it may be necessary to consider airline travel in order to condense time and effort. Our geographic expansion is well thought out and allows for systematic expansion based on a central northwestern USA/Canada office location. $20K – will be utilized to provide enhancement to the website CRM, IT software to support the expanded territories and targeted social media program. In addition, ZAMii Clean will require additional merchandising products and mobile IT support systems including IPAD and mobile payment devices. $14K – will be utilized for G&A support and any unexpected contingencies. The addition of a part-time team member may be required to adjust to the anticipated call and booking volumes. $5K – Funding of portal fee. $3K – Investor credit/debit card fees.

Return Details

Return type: ownership

Raising target: $150,000

Raising cap: $250,000

Percentage ownership you plan to offer: 25.0%

When do you plan to sell or IPO your business: 2023

Existing share: No

When can bidders expect the return: December, 2022

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: Zamii Clean USA Carpet & Upholstery Cleaning Corp.

Legal status of your company/business: CORPORATION

Where is your company registered: Delaware

Company form date: 05-14-2018

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: zamiiclean.com/

Company address

Street: One South Church Avenue

City: Tucson

State: Arizona

ZIP code: 85701-1630

Financial status

Average sales price: $150

Average cost per unit: $55

Yearly sales at the end of last year: $0

1st year target sales after raised date: $680,000

Existing investment from the founders: $1,725

Existing investment from other investors: $0

Owners, Officers, Directors

Name: Betty Ledgerwood

Title: Secretary Treasurer and VP Marketing and Branding

Grant Date: 05-14-2018

Has ownership: Yes

Ownership: 25%

Link to the bio or LinkedIn page for 3 years recent work experience:
linkedin.com/in/betty-ledgerwood-0921032/

Name: Dale Galbraith

Title: President & CEO

Grant Date: 05-14-2018

Has ownership: Yes

Ownership: 25%

Link to the bio or LinkedIn page for 3 years recent work experience:
linkedin.com/in/dale-galbraith-09950427/

Name: Zambonii Carpet and Upholstery Cleaning Inc.

Title: Owner

Grant Date: 05-14-2018

Has ownership: Yes

Ownership: 50%

Link to the bio or LinkedIn page for 3 years recent work experience: zamiiclean.com

Do you have different kinds of existing stock for the business: Yes

The outstanding stock and the differences: The total number of shares of stock which the corporation shall have authority to issue is Two Thousand (2,000). All such shares are to be Common Stock, par value of $0.001 per share, and are to be of one class. It should be noted that the shares of the Corporation differ from the security offering. The security offering shares are non-voting shares.   Upon completion of the capital raise there will be a future triggering event, which is intended to align the securities with the corporate share structure. This event is anticipated to occur previous to an IPO.

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $0

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $0

Assets the year before: $0

Cash last year: $0

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: $0

Profit year before: $0

Financial situation: Zamii Clean is currently capitalized by the parent Corp, Zambonii Carpet & Upholstery Cleaning Inc. and the founders. Therefore, Zamii Clean USA currently has no debt and a clean balance sheet. This capitalization structure will continue until sufficient capital is raised to support ongoing operations. Management considers a measured and balanced approach to early growth and has structured a solid capital budget based on achievable milestones. We anticipate operations beginning in the second quarter of 2019 with revenues steadily rising from that point. Our projections indicate a 50 percent increase in revenues within each quarter beginning in the third quarter of 2019. Significant critical path outcomes are required in support of these outcomes. These outcomes include a minimum capital raised through our offering. Expenses during the start-up phase will be kept to a minimum. However, marketing, branding and social media advertising remains an important expense relative to budgets. In addition, revenues are directly related to the number of fully equipped and logo-ed vans deployed. Therefore, a concerted effort will be made to establish Zamii vans in strategic markets.

Has financial statements: Yes

Last Edited: 2019-03-26 14:22:43

Desired launch period: immediately

CCC code: k*q5nojn

CIK code: 0001742800

Links

ZAMii Clean Web Site: zamiiclean.com/

ZAMii Clean on twitter : twitter.com/ZamiiClean

ZAMii Clean on Face Book: www.facebook.com/zamiiclean/